

April 10, 2014

<u>Via E-mail</u>
Mr. R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242

> **Re:** **Medical Properties Trust, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-32559**
>
> **MPT Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 333-177186**

Dear Mr. Hamner:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Item 2. Properties, page 32</u>

1. In your future Exchange Act reports, please include occupancy data for your properties.

<u>Item 7. Management's Discussion and Analysis…, page 40</u>

2. In your future Exchange Act reports, please include a discussion of same property performance comparing the last two fiscal years. Please clearly disclose any properties that you have backed out of such disclosure and the reasons for not including properties in the same property comparison subset.

3. Please discuss in future Exchange Act reports how you monitor the credit quality of your tenants.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>3. Real Estate and Loans Receivable</u>

<u>Loans, page 85</u>

4. Explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Specifically, explain to us how you have met the disclosure requirements related to non-accrual or past due loans and impaired loans, and disclosures related to the allowance for credit losses. Additionally, explain to us how you have met the requirements to disclose certain credit quality information or explain to us why these disclosures are not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant